Exhibit 99.2

Snap Inc.
Stock Option Grant Notice - International
(2017 Equity Incentive Plan)

Snap Inc. (the “Company”), pursuant to its 2017 Equity Incentive Plan (the “Plan”), hereby grants to Optionholder an option to purchase the number of shares of the Company’s Common Stock set forth below (the “Award”). This Award is subject to all of the terms and conditions as set forth in this notice, in the Option Agreement including any special terms and conditions for your country set forth in the attached appendix (the “Appendix”), the Plan and the Notice of Exercise, all of which are attached hereto and incorporated herein in their entirety. Capitalized terms not explicitly defined herein but defined in the Plan or the Option Agreement (including the Appendix) will have the same definitions as in the Plan or the Option Agreement. If there is any conflict between the terms in the Award and the Plan, the terms of the Plan will control.

Optionholder:
Date of Grant:
Vesting Commencement Date:
Number of Shares Subject to Option:
Exercise Price (Per Share):
Expiration Date:

Type of Grant:	☐ Incentive Stock Option	☐ Nonstatutory Stock Option
Exercise Schedule:	Same as Vesting Schedule
Vesting Schedule:	This Option is fully-vested on the Date of Grant.

Payment:	By one or a combination of the following items (described in the Option Agreement):

☐   By cash, check, bank draft or money order payable to the Company

☐   Pursuant to a Regulation T Program if the shares are publicly traded

☐   By delivery of already-owned shares if the shares are publicly traded

☐   If and only to the extent this option is a Nonstatutory Stock Option, and subject to the Company’s consent at the time of exercise, by a “net exercise” arrangement

Additional Terms/Acknowledgements: Optionholder acknowledges receipt of, and understands and agrees to, this Stock Option Grant Notice, the Option Agreement (including the Appendix) and the Plan. Optionholder acknowledges and agrees that this Stock Option Grant Notice and the Option Agreement may not be modified, amended or revised except as provided in the Plan. Optionholder further acknowledges that as of the Date of Grant, this Stock Option Grant Notice, the Option Agreement, and the Plan set forth the entire understanding between Optionholder and the Company regarding this Award and supersede all prior oral and written agreements, promises and representations on that subject with the exception, if applicable, of (i) equity awards previously granted and delivered to Optionholder, (ii) any compensation recovery policy that is adopted by the Company or is otherwise required by applicable law, and (iii) any written employment or severance arrangement that would provide for vesting acceleration of this Award upon the terms and conditions set forth therein.

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By accepting this Award, Optionholder consents to receive such documents by electronic delivery and to participate in the Plan through an online or electronic system established and maintained by the Company or another third party designated by the Company.

Snap Inc.	Optionholder:

By:	Digitally Accepted on:
Signature
Title:
Date:

Attachments:  Option Agreement (including the Appendix), 2017 Equity Incentive Plan, and Notice of Exercise

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Snap Inc.
2017 Equity Incentive Plan

Option Agreement
(Incentive Stock Option or Nonstatutory Stock Option)

Pursuant to your Stock Option Grant Notice (“Grant Notice”) and this Option Agreement, including any special terms and conditions for your country set forth in the attached appendix (the “Appendix”) Snap Inc. (the “Company”) has granted you an option under its 2017 Equity Incentive Plan (the “Plan”) to purchase the number of shares of the Company’s Common Stock indicated in your Grant Notice at the exercise price indicated in your Grant Notice. The option is granted to you effective as of the date of grant set forth in the Grant Notice (the “Date of Grant”). If there is any conflict between the terms in this Option Agreement and the Plan, the terms of the Plan will control. Capitalized terms not explicitly defined in this Option Agreement or in the Grant Notice but defined in the Plan will have the same definitions as in the Plan. The details of your option, in addition to those set forth in the Grant Notice and the Plan, are as follows:

1.Vesting. Subject to the provisions contained herein, your option will vest as provided in your Grant Notice. Vesting will cease upon the termination of your Continuous Service.

2.Number of Shares and Exercise Price. The number of shares of Common Stock subject to your option and your exercise price per share in your Grant Notice will be adjusted for Capitalization Adjustments.

3.Exercise Restriction for Non-Exempt Employees. If you are an Employee eligible for overtime compensation under the Fair Labor Standards Act of 1938, as amended (that is, a “Non-Exempt Employee”), and except as otherwise provided in the Plan, you may not exercise your option until you have completed at least six (6) months of Continuous Service measured from the Date of Grant, even if you have already been an employee for more than six (6) months. Consistent with the provisions of the Worker Economic Opportunity Act, you may exercise your option as to any vested portion prior to such six (6) month anniversary in the case of (i) your death or disability, (ii) a Corporate Transaction in which your option is not assumed, continued or substituted, (iii) a Change in Control or (iv) your termination of Continuous Service on your “retirement” (as defined in the Company’s benefit plans).

4.Method of Payment. You must pay the full amount of the exercise price for the shares you wish to exercise. You may pay the exercise price in cash or by check, bank draft or money order payable to the Company or in any other manner permitted by your Grant Notice, which may include one or more of the following:

(a)Provided that at the time of exercise the Common Stock is publicly traded, pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of Common Stock, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds. This manner of payment is also known as a “broker-assisted exercise”, “same day sale”, or “sell to cover”.

(b)Provided that at the time of exercise the Common Stock is publicly traded, by delivery to the Company (either by actual delivery or attestation) of already-owned shares of Common Stock that are owned free and clear of any liens, claims, encumbrances or security interests, and that are valued at Fair Market Value on the date of exercise. “Delivery” for these purposes, in the sole discretion of

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the Company at the time you exercise your option, will include delivery to the Company of your attestation of ownership of such shares of Common Stock in a form approved by the Company. You may not exercise your option by delivery to the Company of Common Stock if doing so would violate the provisions of any law, regulation or agreement restricting the redemption of the Company’s stock.

(c)If this option is a Nonstatutory Stock Option, subject to the consent of the Company at the time of exercise, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Common Stock issued upon exercise of your option by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price. You must pay any remaining balance of the aggregate exercise price not satisfied by the “net exercise” in cash or other permitted form of payment. Shares of Common Stock will no longer be outstanding under your option and will not be exercisable thereafter if those shares (i) are used to pay the exercise price pursuant to the “net exercise,” (ii) are delivered to you as a result of such exercise, and (iii) are withheld to satisfy your tax withholding obligations.

5.Whole Shares. You may exercise your option only for whole shares of Common Stock.

6.Securities Law Compliance. In no event may you exercise your option unless the shares of Common Stock issuable upon exercise are then registered under the Securities Act or, if not registered, the Company has determined that your exercise and the issuance of the shares would be exempt from the registration requirements of the Securities Act. The exercise of your option also must comply with all other applicable laws and regulations governing your option, and you may not exercise your option if the Company determines that such exercise would not be in material compliance with such laws and regulations (including any restrictions on exercise required for compliance with Treas. Reg. 1.401(k)-1(d)(3), if applicable).

7.Term. You may not exercise your option before the Date of Grant or after the expiration of the option’s term. The term of your option expires, subject to the provisions of Sections 5(h) and 9(c) of the Plan, upon the earliest of the following:

(a)immediately upon the termination of your Continuous Service for Cause;

(b)three (3) months after the termination of your Continuous Service for any reason other than Cause, your Disability or your death (except as otherwise provided in Section 7(d) below); provided, however, that if during any part of such three (3) month period your option is not exercisable solely because of the condition set forth in the section above relating to “Securities Law Compliance,” your option will not expire until the earlier of the Expiration Date or until it has been exercisable for an aggregate period of three (3) months after the termination of your Continuous Service; provided further, that if (i) you are a Non-Exempt Employee, (ii) your Continuous Service terminates within six (6) months after the Date of Grant, and (iii) you have vested in a portion of your option at the time of your termination of Continuous Service, your option will not expire until the earlier of (x) the later of (A) the date that is seven (7) months after the Date of Grant, and (B) the date that is three (3) months after the termination of your Continuous Service, and (y) the Expiration Date;

(c)twelve (12) months after the termination of your Continuous Service due to your Disability (except as otherwise provided in Section 7(d)) below;

(d)eighteen (18) months after your death if you die either during your Continuous Service or within three (3) months after your Continuous Service terminates for any reason other than Cause;

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(e)the Expiration Date indicated in your Grant Notice; or

(f)the day before the tenth (10th) anniversary of the Date of Grant.

If your option is an Incentive Stock Option, note that to obtain the federal income tax advantages associated with an Incentive Stock Option, the Code requires that at all times beginning on the Date of Grant and ending on the day three (3) months before the date of your option’s exercise, you must be an employee of the Company or an Affiliate, except in the event of your death or Disability. The Company has provided for extended exercisability of your option under certain circumstances for your benefit but cannot guarantee that your option will necessarily be treated as an Incentive Stock Option if you continue to provide services to the Company or an Affiliate as a Consultant or Director after your employment terminates or if you otherwise exercise your option more than three (3) months after the date your employment with the Company or an Affiliate terminates.

8.Exercise.

(a)You may exercise the vested portion of your option (and the unvested portion of your option if your Grant Notice so permits) during its term by (i) delivering a Notice of Exercise (in a form designated by the Company) or completing such other documents and procedures designated by the Company for exercise and (ii) paying the exercise price and any applicable withholding taxes to the Company’s Secretary, stock plan administrator, or such other person as the Company may designate, together with such additional documents as the Company may then require.

(b)By exercising your option you agree that, as a condition to any exercise of your option, the Company may require you to enter into an arrangement providing for the payment by you to the Company of any tax withholding obligation of the Company arising by reason of (i) the exercise of your option, (ii) the lapse of any substantial risk of forfeiture to which the shares of Common Stock are subject at the time of exercise, or (iii) the disposition of shares of Common Stock acquired upon such exercise.

(c)If your option is an Incentive Stock Option, by exercising your option you agree that you will notify the Company in writing within fifteen (15) days after the date of any disposition of any of the shares of the Common Stock issued upon exercise of your option that occurs within two (2) years after the Date of Grant or within one (1) year after such shares of Common Stock are transferred upon exercise of your option.

(d)By exercising your option you agree that you will not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale with respect to any shares of Common Stock or other securities of the Company held by you, for a period of one hundred eighty (180) days following the effective date of a registration statement of the Company filed under the Securities Act or such longer period as the underwriters or the Company will request to facilitate compliance with FINRA Rule 2241 or any successor or similar rules or regulation (the “Lock-Up Period”); provided, however, that nothing contained in this Section will prevent the exercise of a repurchase option, if any, in favor of the Company during the Lock-Up Period. You further agree to execute and deliver such other agreements as may be reasonably requested by the Company or the underwriters that are consistent with the foregoing or that are necessary to give further effect thereto. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to your shares of Common Stock until the end of such period. You also agree that any transferee of any shares of Common Stock (or other securities) of the Company held by you will be bound by this Section 8(d). The underwriters of the Company’s stock are intended third party beneficiaries of this Section 8(d) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

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9.Transferability. Your option is not transferable, except by will or by the laws of descent and distribution, and is exercisable during your life only by you.

10.Option not a Service Contract. Your option is not an employment or service contract, and nothing in your option will be deemed to create in any way whatsoever any obligation on your part to continue in the employ of the Company or an Affiliate, or of the Company or an Affiliate to continue your employment. In addition, nothing in your option will obligate the Company or an Affiliate, their respective shareholders, boards of directors, officers or employees to continue any relationship that you might have as a Director or Consultant for the Company or an Affiliate.

11.Withholding Obligations.

(a)At the time you exercise your option, in whole or in part, and at any time thereafter as requested by the Company, you hereby authorize withholding from payroll and any other amounts payable to you, and otherwise agree to make adequate provision for (including by means of a “same day sale” pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board to the extent permitted by the Company), any sums required to satisfy the federal, state, local and foreign tax withholding obligations of the Company or an Affiliate, if any, which arise in connection with the exercise of your option.

(b)If this option is a Nonstatutory Stock Option, then upon your request and subject to approval by the Company, and compliance with any applicable legal conditions or restrictions, the Company may withhold from fully vested shares of Common Stock otherwise issuable to you upon the exercise of your option a number of whole shares of Common Stock having a Fair Market Value, determined by the Company as of the date of exercise, not in excess of the minimum amount of tax required to be withheld by law (or such lower amount as may be necessary to avoid classification of your option as a liability for financial accounting purposes). Notwithstanding the filing of such election, shares of Common Stock will be withheld solely from fully vested shares of Common Stock determined as of the date of exercise of your option that are otherwise issuable to you upon such exercise. Any adverse consequences to you arising in connection with such share withholding procedure will be your sole responsibility.

(c)You may not exercise your option unless the tax withholding obligations of the Company and any Affiliate are satisfied. Accordingly, you may not be able to exercise your option when desired even though your option is vested, and the Company will have no obligation to issue a certificate for such shares of Common Stock or release such shares of Common Stock from any escrow provided for herein, if applicable, unless such obligations are satisfied.

12.Tax Consequences. You hereby agree that the Company does not have a duty to design or administer the Plan or its other compensation programs in a manner that minimizes your tax liabilities. You will not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates related to tax liabilities arising from your option or your other compensation. In particular, you acknowledge that this option is exempt from Section 409A of the Code only if the exercise price per share specified in the Grant Notice is at least equal to the “fair market value” per share of the Common Stock on the Date of Grant and there is no other impermissible deferral of compensation associated with the option.

13.Notices. Any notices provided for in your option or the Plan will be given in writing (including electronically) and will be deemed effectively given upon receipt or, in the case of notices delivered by mail by the Company to you, five (5) days after deposit in the national mail, postage prepaid, addressed to you at the last address you provided to the Company. The Company may, in its sole discretion, decide to deliver any documents related to participation in the Plan and this option by electronic means or

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to request your consent to participate in the Plan by electronic means. By accepting this option, you consent to receive such documents by electronic delivery and to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

14.Governing Plan Document. Your option is subject to all the provisions of the Plan, the provisions of which are hereby made a part of your option, and is further subject to all interpretations, amendments, rules and regulations, which may from time to time be promulgated and adopted pursuant to the Plan. If there is any conflict between the provisions of your option and those of the Plan, the provisions of the Plan will control. In addition, your option (and any compensation paid or shares issued under your option) is subject to recoupment in accordance with The Dodd–Frank Wall Street Reform and Consumer Protection Act and any implementing regulations thereunder, any clawback policy adopted by the Company and any compensation recovery policy otherwise required by applicable law. No recovery of compensation under such a clawback policy will be an event giving rise to a right to voluntarily terminate employment upon a resignation for “good reason,” or for a “constructive termination” or any similar term under any plan of or agreement with the Company.

15.Other Documents. You hereby acknowledge receipt of and the right to receive a document providing the information required by Rule 428(b)(1) promulgated under the Securities Act, which includes the Plan prospectus. In addition, you acknowledge receipt of the Company’s policy permitting certain individuals to sell shares only during certain “window” periods and the Company’s insider trading policy, in effect from time to time.

16.Effect on Other Employee Benefit Plans. The value of this option will not be included as compensation, earnings, salaries, or other similar terms used when calculating your benefits under any employee benefit plan sponsored by the Company or any Affiliate, except as such plan otherwise expressly provides. The Company expressly reserves its rights to amend, modify, or terminate any of the Company’s or any Affiliate’s employee benefit plans.

17.Voting Rights. You will not have voting or any other rights as a shareholder of the Company with respect to the shares to be issued pursuant to this option until such shares are issued to you. Upon such issuance, you will obtain full voting and other rights as a shareholder of the Company. Nothing contained in this option, and no action taken pursuant to its provisions, will create or be construed to create a trust of any kind or a fiduciary relationship between you and the Company or any other person.

18.Severability. If all or any part of this Option Agreement or the Plan is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity will not invalidate any portion of this Option Agreement or the Plan not declared to be unlawful or invalid. Any Section of this Option Agreement (or part of such a Section) so declared to be unlawful or invalid will, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

19.Miscellaneous.

(a)The rights and obligations of the Company under your option will be transferable to any one or more persons or entities, and all covenants and agreements hereunder will inure to the benefit of, and be enforceable by the Company’s successors and assigns.

(b)You agree upon request to execute any further documents or instruments necessary or desirable in the sole determination of the Company to carry out the purposes or intent of your option.

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(c)You acknowledge and agree that you have reviewed your option in its entirety, have had an opportunity to obtain the advice of counsel prior to executing and accepting your option, and fully understand all provisions of your option.

(d)This Option Agreement will be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

(e)All obligations of the Company under the Plan and this Option Agreement will be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and assets of the Company.

(f)Neither the Company nor any Affiliate will be liable for any exchange rate fluctuation between your local currency and the United States Dollar that may affect the value of your Option or of any amounts due to you on the subsequent sale of any shares of Common Stock distributed to you on the exercise of your Option.

20.Data Transfer. You explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of your personal data as described in this document by and among, as applicable, your employer, the Company and its Affiliates for the exclusive purpose of implementing, administering and managing your participation in the Plan. You understand that the Company, its Affiliates and your employer hold certain personal information about you, including, but not limited to, name, home address and telephone number, date of birth, social security number (or other identification number), salary, nationality, job title, any shares of stock or directorships held in the Company, details of all options or any other entitlement to shares of stock awarded, canceled, purchased, exercised, vested, unvested or outstanding in your favor for the purpose of implementing, managing and administering the Plan (“Data”).  You understand that the Data may be transferred to any third parties assisting in the implementation, administration and management of the Plan, that these recipients may be located in your country or elsewhere, in particular in the United States, and that the recipient country may have different data privacy laws providing less protections of your personal data than your country. You may request a list with the names and addresses of any potential recipients of the Data by contacting equityquestions@snap.com or the stock plan administrator at the Company (the “Stock Plan Administrator”). You authorize the recipients to receive, possess, process, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing your participation in the Plan, including any requisite transfer of such Data, as may be required to a broker or other third party with whom you may elect to deposit any shares of Common Stock acquired upon the exercise of the Option. You understand that Data will be held only as long as is necessary to implement, administer and manage your participation in the Plan. You may, at any time, view the Data, request additional information about the storage and processing of the Data, require any necessary amendments to the Data or refuse or withdraw the consents herein, in any case without cost, by contacting the Stock Plan Administrator in writing. You understand that refusing or withdrawing consent may affect your ability to participate in the Plan. For more information on the consequences of refusing to consent or withdrawing consent, you may contact the Stock Plan Administrator.

21.Appendix. Notwithstanding any provisions in this Option Agreement, your Option shall be subject to the special terms and conditions for your country set forth in the Appendix attached to this Agreement. Moreover, if you relocate to one of the countries included therein, the terms and conditions for such country will apply to you to the extent the Company determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons. The Appendix constitutes part of this Option Agreement.

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*          *          *

This Option Agreement will be deemed to be signed by you upon the signing by you or digitally accepting the Grant Notice to which it is attached.

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Appendix to option Agreement

This Appendix includes special terms and conditions that govern the Option granted to you under the Plan if you reside or work in one of the countries listed below.

The information contained below is general in nature and may not apply to your particular situation. You are advised to seek appropriate professional advice as to how the relevant laws in your country may apply to your situation.

Australia

Breach of Law.  Notwithstanding anything else in the Plan or the Option Agreement, you will not be entitled to, and shall not claim any benefit (including without limitation a legal right) under the Plan if the provision of such benefit would give rise to a breach of Part 2D.2 of the Corporations Act 2001 (Cth), any other provision of that Act, or any other applicable statute, rule or regulation which limits or restricts the giving of such benefits.  Further, the Employer is under no obligation to seek or obtain the approval of its shareholders in general meeting for the purpose of overcoming any such limitation or restriction.

Securities Law Information.  The grant of the Option is intended to comply with the provisions of the Corporations Act 2001, ASIC Regulatory Guide 49 and ASIC Class Order CO 14/1000.  Additional details are set forth in the Offer Document for the Offer of Options to Australian Resident Employees, which was distributed with the Grant Notice, this Option Agreement and any other Plan documents.

Exchange Control Information.  Exchange control reporting is required for cash transactions exceeding A$10,000 and international fund transfers.  You understand that the Australian bank assisting with the transaction may file the report on your behalf.  If there is no Australian bank involved in the transfer, you will be required to file the report.  You should consult with your personal advisor to ensure proper compliance with applicable reporting requirements in Australia.

Privacy.  Section 20 (Data Transfer) is deleted and replaced with the following:

20. PRIVACY. You explicitly and unambiguously consent to the collection, holding, use and disclosure, in electronic or other form, of your personal information (as that term is defined in the Privacy Act 1988 (Cth)) as described in this document by and among, as applicable, your employer, the Company and its Affiliates for the purpose of implementing, administering and managing your participation in the Plan.  You understand that the Company, its Affiliates and your employer hold certain personal information about you, including, but not limited to, name, home address and telephone number, email address and other contact details, date of birth, tax file number (or other identification number), salary, nationality, job title, any shares of stock or directorships held in the Company, details of all options or any other entitlement to shares of stock awarded, canceled, purchased, exercised, vested, unvested or outstanding in your favor for the purpose of implementing, managing and administering the Plan (“Data”). The collection of this information may be required for compliance with various legislation, including the Corporations Act 2001 (Cth) and applicable taxation legislation.  You understand that the Data may be transferred to any third parties assisting in the implementation, administration and management of the Plan, that these recipients may be located in your country or elsewhere, in particular in the United States, and that the recipient country may have different data privacy laws providing less protection of your personal data than your country.  You may request a list with the names and addresses of any potential recipients of the Data by contacting equityquestions@snap.com or the stock plan administrator at the Company (the “Stock Plan Administrator”). You authorize the recipients to collect, hold, use and disclose the Data, in electronic or other form, for the purposes of implementing, administering and managing your participation in the Plan, including any requisite transfer of such Data, as may be required to a broker or other third party with whom you may elect to deposit any shares of the Common Stock acquired upon the vesting of the Award. You understand that Data will be held only as long as is necessary to implement, administer and manage your participation in the Plan or for the period required by law, whichever is the longer.  You may, at any time, refuse or withdraw the consents herein, in any case without cost, by contacting the Stock Plan Administrator in writing. You understand that refusing or withdrawing consent may affect your ability to participate in the Plan. You acknowledge that further information on how your employer, the Company and its Affiliates collect, hold, use and disclose Data and other personal information (and how you can access, correct or complain about the handling of that Data or other personal information by your employer, the Company and its Affiliates) can be found in the privacy policies of your employer, the Company and its Affiliates (as applicable).

Canada

Continuous Service.  This provision supplements the definition of “Continuous Service” set out in the Plan.  The Participant’s Continuous Service will be determined without regard to any period of statutory, contractual, common law, civil law or other reasonable notice of termination of employment or any period of salary continuance or deemed employment and regardless of whether the Participant’s termination of employment was lawful.

Term.  Section 7(d) of the Option Agreement is deleted in its entirety and replaced with the following:

“(d)twelve (12) months after your death if you die either during your Continuous Service or within three (3) months after your Continuous Service terminates for any reason other than Cause;”

Withholding Obligations. Section 8(h)(ii) of the Plan shall not apply. Section 11(b) of the Option Agreement is deleted in its entirety and replaced with the following:

“(b)If this option is a Nonstatutory Stock Option, then upon your request and subject to approval by the Company, and compliance with any applicable legal conditions or restrictions, the Company may permit you to surrender a portion of your option to the Company for a cash payment which shall be used to satisfy the applicable withholding taxes, whereby the portion of the option that may be surrendered shall be with respect to a number of fully vested whole shares of Common Stock otherwise issuable to you upon the exercise of your option having a Fair Market Value, determined by the Company as of the date of exercise, equal to the applicable withholding taxes. Any adverse consequences to you arising in connection with such option surrender procedure will be your sole responsibility.

Transaction. Section 9(c)(v) and Section 9(c)(vi) of the Plan are deleted in their entirety.

Securities Law Information. You understand that you are permitted to sell shares of Common Stock acquired pursuant to the Plan provided the sale of the shares acquired pursuant to the Plan takes place outside of Canada through the facilities of a stock exchange on which the shares are listed (and if any designated broker is appointed under the Plan, you shall sell such shares through the designated broker), and the Company is not a reporting issuer in any jurisdiction of Canada at the time of the sale.

Foreign Asset/Account Reporting Information. If you are a Canadian resident, you may be required to report your foreign property on form T1135 (Foreign Income Verification Statement) if the total cost of the foreign property exceeds C$100,000 at any time in the year. Foreign property includes shares of Common Stock acquired under the Plan, and may include the Options. The Options must be reported--generally at a nil cost--if the C$100,000 cost threshold is exceeded because of other foreign property you hold.  If shares of Common Stock are acquired, their cost generally is the adjusted cost base (“ACB”) of the shares of

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Common Stock. The ACB ordinarily would equal the fair market value of the shares at the time of acquisition, but if you own other shares of Common Stock, this ACB may have to be averaged with the ACB of the other shares. The form T1135 generally must be filed by April 30 of the following year. You should consult with a personal advisor to ensure compliance with the applicable reporting requirements.

Language Consent.  The parties acknowledge that it is their express wish that the Option Agreement, as well as all documents, notices and legal proceedings entered into, given or instituted pursuant hereto or relating directly or indirectly hereto, be drawn up in English.

Les parties reconnaissent avoir exigé la rédaction en anglais de cette convention («Agreement»), ainsi que cette Annexe, ainsi que de tous documents, avis et procédures judiciaires, exécutés, donnés ou intentés en vertu de, ou liés directement ou indirectement à, la présente convention.

China

The following provisions govern your participation in the Plan if you are a national of the People’s Republic of China (“PRC” or “China”).  Notwithstanding the foregoing, the Company reserves the right to apply any or all of the following provisions to individuals who are not PRC nationals but resident in the PRC to the extent it determines such is necessary or advisable:

Exercise

Notwithstanding anything to the contrary in the Option Agreement or the Grant Notice, an Option will not be exercisable until any necessary approval or registration (if required) from the PRC State Administration of Foreign Exchange (“SAFE”) or its local counterpart under applicable exchange control rules (including, without limitations, SAFE Circular 7) has been received with respect to such Option on or before the applicable Expiration Date.  As used herein, “SAFE Circular 7” means the Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Overseas Listed Companies promulgated by the SAFE and effective as of February 15, 2012.

Settlement of Option and Sale of Common Stock

The Company may require that any shares of Common Stock acquired pursuant to the Options be sold, either immediately after issuance (i.e., through a cashless sell-all exercise, with details set forth below) or within a specified period following the termination of your Continuous Service.  You agree that the Company is authorized to instruct its designated broker to assist with the mandatory sale of such shares (on your behalf pursuant to this authorization), and you expressly authorize the designated broker to complete the sale of such shares.  You also agree to sign any agreements, forms and/or consents that may be reasonably requested by the Company (or the designated broker) to effectuate the sale of the shares (including, without limitation, as to the transfers of the proceeds and other exchange control matters provided below) and shall otherwise cooperate with the Company with respect to such matters, provided that you shall not be permitted to exercise any influence over how, when or whether the sales occur.  You acknowledge that the designated broker is under no obligation to arrange for the sale of the shares at any particular price.  Due to fluctuations in the share price and/or applicable exchange rates between the date the shares are issued and (if later) the date on which the shares are sold, the amount of proceeds ultimately distributed to you may be more or less than the Market Value of the shares on the date the shares are issued.

Upon the sale of the shares, the Company agrees to pay the cash proceeds from the sale (less any applicable Tax-Related Items, brokerage fees or commissions) to you in accordance with applicable exchange control laws and regulations.

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For a “cashless sell-all exercise”:

(a)You may exercise the vested portion of your option during its term by delivering the Notice of Exercise to the administrator of the Plan, or to such other person as the Company may designate, during regular business hours, together with such additional documents as the Company may then require to effect a cashless sell-all exercise.  The Company will provide the forms necessary to make such a cashless sell-all exercise.

(b)Unless otherwise agreed in writing with the Company, your option may only be exercised after the completion of any necessary approval from or registration with SAFE (or its local counterparts) and the vested portion of your option will be exercised in a cashless sell-all transaction in accordance with the terms hereof and such other terms and conditions as may be imposed by the Company in order to ensure full compliance with all applicable tax, securities, employment, foreign exchange and other laws and regulations in the United States, the PRC and any other applicable jurisdiction.

(c)Your exercise will be effective when the Notice of Exercise is received by the Company.

(d)Upon receipt of the Notice of Exercise and all other documentation required by the Company, the Company shall effect a cashless sell-all transaction pursuant to which the proceeds of sale shall be remitted to you in the PRC by the Company (or an Affiliate, including your employer if different from the Company) representing a cash payment equal to the excess of: (i) the net sale proceeds, over (ii) the sum of the aggregate exercise price of your option and all applicable taxes, exchange fees, brokerage fees, commissions or other amounts required to be paid or withheld in connection with the exercise of your option.

(e)Notwithstanding anything to the contrary contained in the Option Agreement or the Notice of Exercise, you may not exercise your option unless the shares of Common Stock covered by your option are then registered under the Securities Act (or under the applicable laws of another jurisdiction under which the shares may be registered) or, if such shares are not then so registered, the Company has determined that such exercise and issuance would be exempt from the registration requirements of the Securities Act (or under the applicable laws of another jurisdiction under which the shares may be registered).  The exercise of your option also must comply with other applicable laws and regulations governing your option, including those of the United States and your country of residence, and you may not exercise your option if the Company determines that such exercise would not be in material compliance with such laws and regulations.  You understand that the Company is under no obligation to register or qualify the shares with any securities regulatory authority in any jurisdiction or to seek approval or clearance from any governmental authority for the issuance or sale of the shares.  Further, you agree that the Company shall have unilateral authority to amend the Plan and the Option Agreement without your consent to the extent necessary to comply with securities or other laws applicable to issuance of shares.

(f)By exercising your option you agree to take all steps to comply, and to assist the Company and its Affiliates to enable each of them to comply, with all applicable laws and regulations including, without limitation, those implemented by the China Securities Regulatory Commission, the State Administration for Foreign Exchange, the State Administration for Taxation and any other PRC government authorities (the “PRC Authorities”) or any specific request made by the PRC Authorities in relation to the fulfillment of any reporting, filing, registration and approval requirements imposed on the Company or any Affiliate.  You further agree to execute and deliver such other agreements or documents, and to fulfill any reporting, filing, registration and approval requirements, as may be required by the PRC Authorities and/or reasonably requested by the Company or an Affiliate.

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Foreign Exchange Obligations

You understand and agree that, pursuant to exchange control laws in the PRC, you will be required to immediately repatriate to the PRC the cash proceeds from the sale of any shares issued upon exercise of the Options and, if applicable, any dividends you may receive in relation to the shares.  You further understand that, under applicable law, such repatriation of your cash proceeds may need to be effected through a special exchange control account established by the Company or a Subsidiary in the PRC, and you hereby consent and agree that any proceeds you may receive as a result of participation in the Plan may be transferred to such special account prior to being delivered to you.  Further, you acknowledge that the Company or a Subsidiary has no obligation to, but may, convert the proceeds that you realize from your participation in the Plan from U.S. dollars to Renminbi using any exchange rate chosen by the Company and, if funds are so converted, they will be converted as soon as practicable, which may not be immediately after the date that such proceeds were realized.  If such currency conversion occurs, you will bear the risk of any fluctuation in the U.S. dollar/Renminbi exchange rate between the date you realize U.S. dollar proceeds from your participation in the Plan and the date that you receive cash proceeds converted to Renminbi.  If the proceeds from your participation in the Plan are paid to you in U.S. dollars, you understand that you will be required to set up a U.S. dollar denominated bank account in the PRC and provide the bank account details to the Company or your employer so that your proceeds may be deposited into the account.  Finally, you agree to comply with any other requirements that may be imposed by the Company in the future to facilitate compliance with exchange control requirements in the PRC, as determined by the Company in its sole discretion.

France

Language Consent.  The parties acknowledge that it is their express wish that the Option Agreement, as well as all documents, notices and legal proceedings entered into, given or instituted pursuant hereto or relating directly or indirectly hereto, be drawn up in English.

Les parties reconnaissent avoir exigé la rédaction en anglais de cette convention («Agreement»), ainsi que cette Annexe, ainsi que de tous documents, avis et procédures judiciaires, exécutés, donnés ou intentés en vertu de, ou liés directement ou indirectement à, la présente convention.

Tax Information. The Option is not intended to qualify for specific tax and social security treatment applicable to stock options granted under Section L.225-177 to L.225-186-1 of the French Commercial Code, as amended.

Foreign Asset/Account Reporting Information.  French residents maintaining foreign bank or brokerage accounts are required to report such accounts to the French tax authorities when filing their annual tax returns.  Failure to comply could trigger significant penalties.

Germany

Sole Contact and Contractual Partner Information. Please note that the Option, the Option Grant Notice, the Option Agreement, the Appendix and your participation in the Plan do not create any claims against the Affiliate of the Company you are employed by/your German employer either directly or indirectly.  To be clear: your sole contact and sole contractual partner regarding the Plan and the granted Options is the Company and they are not part of your contractual salary.

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Exchange Control Information.  Cross-border payments in excess of €12,500 must be reported monthly to the German Federal Bank (Bundesbank).  In case of payments in connection with securities (including proceeds realized upon the sale of shares of Common Stock or the receipt of dividends), the report must be made by the 5th day of the month following the month in which the payment was received.  The report must be filed electronically and the form of report (“Allgemeine Meldeportal Statistik”) can be accessed via the Bundesbank’s website (www.bundesbank.de) in both German and English.  You are responsible for making this report.

Latvia

Financial Instruments Market Law. You acknowledge that the Options granted under the Plan are not intended to be publicly offered in or from Latvia. Neither the Option Agreement nor any other materials relating to the Plan constitutes a prospectus as such term is understood pursuant to the Financial Instruments Market Law.

Netherlands

Norway

Data Transfer.  This provision supplements Section 20 of the Option Agreement:

The data controller is Snap Inc., 63 Market Street, Venice, CA 90291, United States. The data controller's representative in Norway is Snap Norway AS.

Where Data is to be transferred to a country which is not recognized as providing the same level of legal protection of personal data as in the European Economic Area, the Company, its Affiliates and your employer shall implement appropriate safeguards (e.g., the European Commission's Standard Contractual Clauses or the EU-U.S. Privacy Shield) in accordance with the applicable statutory requirements to ensure that any such transfer of Data is performed in accordance with such applicable legal requirements.

Sweden

There are no country-specific terms.

Switzerland

Grant of the Option.  The Option granted to a Swiss Participant is a voluntary gratuity (Gratifikation) as determined at the Company's sole discretion which the Participant has no entitlement to and which does not constitute an entitlement of the Participant for a grant of further Options in the future.

Language Acknowledgement.  You confirm having read and understood the documents relating to the Plan, including the Option Agreement, with all terms and conditions included therein, which were provided in the English language only.  You confirm that you have sufficient language capabilities to understand these terms and conditions in full.

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Du bestätigst, dass du den Plan sowie die dazugehörigen Dokumente, inklusive der Vereinbarung, mit all den darin enthaltenen Bedingungen und Voraussetzungen, welche in englischer Sprache verfasst sind, gelesen und verstanden hast. Du bestätigst dass Deine Sprachkenntnisse genügend sind, um die Bedingungen und Voraussetzungen zu verstehen.

Securities Law Information.  You acknowledge that the Plan is not intended to be publicly offered in or from Switzerland.  Neither the Option Agreement nor any other materials relating to the option constitutes a prospectus as such term is understood pursuant to article 652a of the Swiss Code of Obligations, and neither the Option Agreement nor any other materials relating to the option may be publicly distributed nor otherwise made publicly available in Switzerland.

United Arab Emirates

Securities Law Information.  Participation in the Plan is being offered only to Employees, Consultants and Directors of the Company and its Affiliates, and is in the nature of providing equity incentives to those providing services in the United Arab Emirates.  The Plan and the Option Agreement are intended for distribution only to such participants and must not be delivered to, or relied on by, any other person.  You should conduct your own due diligence on the securities.  If you do not understand the contents of the Plan or the Option Agreement, you understand that you should consult an authorized financial adviser.

This Option Agreement and the Plan have not been approved or licensed by the UAE Central Bank, the Securities and Commodities Authority or any other relevant licensing authorities or governmental agencies in the United Arab Emirates.  This Option Agreement is strictly private and confidential and the terms of the Option Agreement and the Plan have not been reviewed by, deposited or registered with the UAE Central Bank, the Securities and Commodities Authority or any other licensing authority or governmental agencies in the United Arab Emirates.  This offer is being issued from outside the United Arab Emirates to a limited number of employees of an Affiliate of the Company and must not be provided to any person other than the original recipient and may not be reproduced or used for any other purpose.  Further, the information contained in this Option Agreement and the Plan is not intended to lead to the issue of any securities or the conclusion of any other contract of whatsoever nature within the territory of the United Arab Emirates.

Voluntary Participation. You understand that participation in the Plan is voluntary and you confirm your voluntary acceptance of the terms and conditions contained in the documents relating to the Plan, including the Option Agreement.

Tax Consequences.  The following supplements Section 12 of the Option Agreement:

There are no personal income taxes in the United Arab Emirates at the present time. Should the United Arab Emirates (or if applicable, the Dubai Internet City Authority and/or the Dubai Creative Clusters Authority) implement income taxes at a later stage, this Option Agreement will be subject to the then prevailing laws and regulations. The Company and its Affiliates make no warranty as to the taxable status of the amounts received under this Option Agreement with respect to your home country (or such other jurisdiction worldwide) and accordingly you undertake that if the Company or an Affiliate is called upon to account to any competent tax authority for any income tax, national insurance contributions, interest and/or penalties thereon arising in respect of the payments made under this Option Agreement (the "Tax Liability"), you will immediately, upon written request of the Company or an Affiliate, pay the Tax Liability to the competent tax authority or, where the Company or an Affiliate has paid such Tax Liability, you will immediately upon

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written request of the Company or an Affiliate pay an amount equal to the Tax Liability to the Company or an Affiliate.

Effect on Other Employee Benefit Plans. The following supplements Section 16 of the Option Agreement:

You acknowledge that any Award shall not form part of your “basic salary” for the purposes of calculating any end of service gratuity that may be due upon the termination of your employment in the UAE.

Language Acknowledgement. You confirm having read and understood the documents relating to the Plan, including the Option Agreement, with all terms and conditions included therein, which were provided in the English language only.  You confirm that you have sufficient language capabilities to understand these terms and conditions in full.

United Kingdom

Option Not a Service Contract. The following supplements Section 10 of the Option Agreement:

You waive all rights to compensation or damages in consequence of the termination of your office or employment with the Company or any affiliate for any reason whatsoever (whether lawful or unlawful and including, without prejudice to the foregoing, in circumstances giving rise to a claim for wrongful dismissal) in so far as those rights arise or may arise from you ceasing to hold or being able to exercise your Option, or from the loss on diminution in value of any rights or entitlements in connection with the Plan.

Tax Withholding Obligations.  The following supplements Section 11 of the Option Agreement:

(d)As a condition of the exercise of your Option, you therefore unconditionally and irrevocably agree:

(i)to place the Company in funds and indemnify the Company in respect of (1) all liability to UK income tax which the Company is liable to account for on your behalf directly to HM Revenue & Customs; (2) all liability to national insurance contributions which the Company is liable to account for on your behalf to HM Revenue & Customs (including secondary class 1 (employer’s) national insurance contributions for which you are liable); and (3) all liability to national insurance contributions for which the Company is liable which arises as a consequence of or in connection with your Option (the “UK Tax Liability”); or

(ii)to permit the Company to sell at the best price which it can reasonably obtain such number of shares of Common Stock allocated or allotted to you following exercise as will provide the Company with an amount equal to the UK Tax Liability; and to permit the Company to withhold an amount not exceeding the UK Tax Liability from any payment made to you (including, but not limited to salary); and

(iii)if so required by the Company, and, to the extent permitted by law, to enter into a joint election or other arrangements under which the liability for all or part of such employer’s national insurance contributions liability is transferred to you; and

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(iv)if so required by the Company, to enter into a joint election within Section 431 of (UK) Income Tax (Earnings and Pensions) Act 2003 (“ITEPA”) in respect of computing any tax charge on the acquisition of “restricted securities” (as defined in Section 423 and 424 of ITEPA); and

(v)to sign, promptly, all documents required by the Company to effect the terms of this provision, and references in this provision to “the Company” shall, if applicable, be construed as also referring to any Affiliate.

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NOTICE OF EXERCISE

Snap Inc.

Attention: Stock Plan Administrator

Date of Exercise:

This constitutes notice to Snap Inc. (the “Company”) under my stock option that I elect to purchase the below number of shares of Common Stock of the Company (the “Shares”) for the price set forth below.

Type of option (check one):	Incentive ☐	Nonstatutory ☐
Stock option dated:	_______________	_______________
Number of Shares as to which option is exercised:	_______________	_______________
Shares to be issued in name of:	_______________	_______________
Total exercise price:	$______________	$______________
Cash payment delivered herewith:	$______________	$______________
Regulation T Program (cashless exercise):	$______________	$______________

By this exercise, I agree (i) to provide such additional documents as you may require pursuant to the terms of the Snap Inc. 2017 Equity Incentive Plan, (ii) to provide for the payment by me to you (in the manner designated by you) of your withholding obligation, if any, relating to the exercise of this option, and (iii) if this exercise relates to an Incentive Stock Option, to notify you in writing within fifteen (15) days after the date of any disposition of any of the Shares issued upon exercise of this option that occurs within two (2) years after the date of grant of this option or within one (1) year after such Shares are issued upon exercise of this option.

I further agree that, if required by the Company (or a representative of the underwriters) in connection with the underwritten registration of the offering of any securities of the Company under the Securities Act, I will not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale with respect to any shares of Common Stock or other securities of the Company for a period of one hundred eighty (180) days following the effective date of a registration statement of the Company filed under the Securities Act (or such longer period as the underwriters or the Company will request to facilitate compliance with FINRA Rule 2241 or any successor or similar rule or regulation) (the “Lock-Up Period”). I further agree to execute and deliver such other agreements as may be reasonably requested by the Company or the underwriters that are consistent with the foregoing or that are necessary to give further effect thereto. In order to enforce the

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foregoing covenant, the Company may impose stop transfer instructions with respect to securities subject to the foregoing restrictions until the end of such period.

Very truly yours,
Name:

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